UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 16)1

AMBASSADORS INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

023178 10 6
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 234,158 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 234,158 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,158 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Offshore Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 15,537 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 15,537 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,537 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Offshore Fund II Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,495 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,495 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,495 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 213,126 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 213,126 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,126 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 213,126 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 213,126 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,126 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 213,126 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 213,126 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,126 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON MLF Partners, 100 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023178 10 6

1	NAME OF REPORTING PERSON Matthew L. Feshbach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,254 shares
	8	SHARED VOTING POWER 234,158 shares
	9	SOLE DISPOSITIVE POWER 15,254 shares
	10	SHARED DISPOSITIVE POWER 234,158 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,412 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023178 10 6

The following constitutes Amendment No. 16 ("Amendment No. 16") to Schedule 13D, as amended to date, filed by the undersigned (the “Schedule 13D”). Except as specifically amended by this Amendment No. 16, the Schedule 13D remains in full force and effect.

Item 3 is amended in its entirety to read as follows:

Item 3.                      Source and Amount of Funds or Other Consideration.

As of the close of business on June 13, 2008, MLFP beneficially owned 213,126 shares of Common Stock. MLFI, Mr. Feshbach, MLF Holdings, and MLF Capital may be deemed to beneficially own the shares of Common Stock owned by MLFP. The funds used to purchase such shares of Common Stock came from the working capital of MLFP. The aggregate cost of such shares of Common Stock is approximately $2,418,234.

As of the close of business on June 13, 2008, MLF Offshore Fund I beneficially owned 15,537 shares of Common Stock. MLFI and Mr. Feshbach may be deemed to beneficially own the shares of Common Stock owned by MLF Offshore Fund I. The funds used to purchase such shares of Common Stock came from the working capital of MLF Offshore Fund I. The aggregate cost of such shares of Common Stock is approximately $178,226.

As of the close of business on June 13, 2008, MLF Offshore Fund II beneficially owned 5,495 shares of Common Stock. MLFI and Mr. Feshbach may be deemed to beneficially own the shares of Common Stock owned by MLF Offshore Fund II. The funds used to purchase such shares of Common Stock came from the working capital of MLF Offshore Fund II. The aggregate cost of such shares of Common Stock is approximately $63,253.

As of the close of business on June 13, 2008, Mr. Feshbach directly owned 15,254 shares of Common Stock.  Mr. Feshbach acquired such shares of Common Stock as a result of an in-kind distribution of shares of Common Stock, for no additional consideration, by MLF Partners to its partners.

As of the close of business on June 13, 2008, MLF Partners 100 beneficially owned 0 shares of Common Stock.

Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.                      Interests in Securities in the Issuer.

(a)           Mr. Feshbach beneficially owns 249,412 shares of Common Stock or 2.2% of the shares of Common Stock outstanding.  MLFI beneficially owns 234,158 shares of Common Stock or 2.1% of the shares of Common Stock outstanding. MLFP beneficially owns 213,126 shares of Common Stock or 2.0% of the shares of Common Stock outstanding.  Each of MLF Capital and MLF Holdings beneficially owns 213,126 shares of Common Stock or 2.0% of the shares of Common Stock outstanding. MLF Offshore Fund I beneficially owns 15,537 shares of Common Stock, less than 1% of the shares of Common Stock outstanding. MLF Offshore Fund II beneficially owns 5,495 shares of Common Stock, less than 1% of the shares of Common Stock outstanding. MLF Partners 100 owns 0 shares of Common Stock.  The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 11,141,067 shares outstanding, as of April 29, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2008.

(b)           As the investment advisor of MLFP, MLF Offshore Fund I, MLF Offshore Fund II, and MLF Partners 100, MLFI shares the power to vote and dispose or to direct the vote and disposition of 234,158 shares of Common Stock, or 2.1% of the shares of Common Stock outstanding.  Mr. Feshbach, as the managing member of MLFI, shares the power to vote and dispose or to direct the vote and disposition of the shares of Common Stock beneficially owned by MLFI.  Mr. Feshbach has sole power to vote and dispose of the 15,254 shares of Common Stock he owns directly.  MLFP shares the power to vote and dispose or to direct the vote and disposition of 213,126 shares of Common Stock. As the general partners of MLFP, each of MLF Capital and MLF Holdings shares the power to vote and dispose or to direct the vote and disposition of 213,126 shares of Common Stock. MLF Offshore Fund I has the power to vote and dispose or to direct the vote and disposition of 15,537 shares of Common Stock. MLF Offshore Fund II has the power to vote and dispose or to direct the vote and disposition of 5,495 shares of Common Stock.

CUSIP NO. 023178 10 6

Item 5(c) is hereby amended to include the following:

On June 12, 2008 MLF Offshore Fund I made an in-kind distribution of 219,881 shares of Common Stock, to its shareholders.  On June 13, 2008 MLF Offshore Fund I made an in-kind distribution of 23,850 shares of Common Stock, to its shareholders.

On June 12, 2008, MLF Offshore Fund II made an in-kind distribution of 65,139 shares of Common Stock, to its shareholders.  On June 13, 2008, MLF Offshore Fund II made an in-kind distribution of 230,588 shares of Common Stock, to its shareholders.

On June 12, 2008, MLF Partners made an in-kind distribution of 722,174 shares of Common Stock, to its partners.  On June 13, 2008, MLF Partners made an in-kind distribution of 87,746 shares of Common Stock, to its partners.

On June 12, 2008, MLF Partners 100 made an in-kind distribution of 69,937 shares of Common Stock, to its partners.

On June 12, 2008 Mr. Feshbach received 15,254 shares of Common Stock as a result of an in-kind distribution of shares of Common Stock by MLF Partners to its partners.

Item 5(e) is hereby amended and restated to read as follows:

Effective June 13, 2008, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock of the Issuer.

CUSIP NO. 023178 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2008

MATTHEW L. FESHBACH

/s/ Matthew L. Feshbach

MLF INVESTMENTS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF PARTNERS, L.P.

By:	MLF Capital Management, L.P.,
General Partner

By:	MLF Holdings, LLC,
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF PARTNERS 100, L.P.

By:	MLF Capital Management, L.P.
Title:	General Partner

By	MLF Holdings, LLC
Title:	General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF OFFSHORE FUND LTD.

By:	MLF INVESTMENTS, LLC,
its investment adviser

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

CUSIP NO. 023178 10 6

MLF OFFSHORE FUND II LTD.

By:	MLF INVESTMENTS, LLC,
its investment adviser

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member

MLF CAPITAL MANAGEMENT, L.P.

By:	MLF Holdings, LLC
General Partner

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: President

MLF HOLDINGS, LLC

By:	/s/ Matthew L. Feshbach
Name: Matthew L. Feshbach
Title: Managing Member